Royal
Boskalis Westminster nv
International Dredging & Marine Contractors

SMIT

Press Release



Boskalis launches public offer for Smit

Papendrecht, Rotterdam
24 February 2010

With reference to the joint press releases of Royal Boskalis Westminster N.V. (***Boskalis***) and Smit Internationale N.V. (***Smit***) of 12 November 2009 and 25 January 2010 and the press release of Boskalis of 15 December 2009, Boskalis Holding B.V., a wholly owned subsidiary of Boskalis (the ***Offeror***) and Smit hereby jointly announce that the Offeror is making a public cash offer for all the issued and outstanding ordinary shares with a nominal value of EUR 2.30 each (the ***Shares***, the holders of such Shares the ***Shareholders***) in the capital of Smit (the ***Offer)***.

Highlights

- **The Offer is a public offer in cash for all the issued and outstanding ordinary shares of Smit at an offer price of EUR 60 per share, excluding an interim dividend of EUR 2.75 over the year 2009**
- **The Management Board and the majority of the Supervisory Board recommend the Offer to the Shareholders for acceptance**
- **Positive advice from the Smit and Boskalis works councils has been obtained**
- **Together with the Shares currently held by Boskalis, approximately 43% of the Shares are already committed to the Offer**
- **The offer period commences on 25 February 2010 at 09.00 hours, Amsterdam time, and ends on 26 March 2010 at 18.00 hours, Amsterdam time, unless extended**
- **The Offer will be declared unconditional subject to the fulfillment of the Offer Conditions, including, but not limited to, an acceptance condition of more than 75%**

The Offer

The Offeror is making the Offer on the terms and subject to the conditions and restrictions contained in the Offer Memorandum, dated 24 February 2010 (the ***Offer Memorandum***). The Offer Memorandum will be available as of today (as described below) and can be obtained through the website of Boskalis (www.boskalis.com) or Smit (www.smit.com). Shareholders should refer to the Offer Memorandum for all terms, conditions and restrictions to the Offer.

In addition, as per today, Smit has made available the position statement, containing the information required by Article 18, paragraph 2 of the Dutch Decree on public offers Wft (*Besluit openbare biedingen Wft*, the ***Decree***) in connection with the Offer (the ***Position Statement***). The Position Statement can be obtained through the website of Smit (www.smit.com)

Shareholders tendering their Shares under the Offer will be paid on the terms and subject to the conditions and restrictions contained in the Offer Memorandum in consideration for each Share validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and transferred (*geleverd*) an amount in cash of EUR 60 (sixty euro) (the ***Offer Price***) subject to the Offer

being declared unconditional. Boskalis and Smit have agreed that Smit shall declare a cash interim dividend for the year 2009 of EUR 2.75 (two euro and seventy-five cents) per Share and pay this dividend to the Shareholders before settlement of the Offer (the ***Interim Dividend***). The ex dividend date will be 15 March 2010 and the record date 17 March 2010. Settlement of the dividend will take place on 25 March 2010.

Recommendation of the Management Board and Supervisory Board

The management board of Smit (the ***Management Board***) and the supervisory board of Smit (the ***Supervisory Board***) have given due and extensive consideration to the strategic, operational, financial and social aspects and consequences of the proposed transaction and the Management Board and the majority of the Supervisory Board have reached the conclusion that the Offer as contemplated in the Offer Memorandum is in the best interest of Smit and its stakeholders (including the Shareholders).

The Management Board and the majority of the Supervisory Board are of the opinion that the Offer Price, together with the Interim Dividend, is fair to the Shareholders from a financial point of view. In this respect, reference is made to the fairness opinion that has been issued by RBS and is included in the Position Statement.

With reference to the above, the Management Board and the majority of the Supervisory Board support the Offer and recommend the Offer to the Shareholders for acceptance.

Extraordinary General Meeting of Shareholders

At 10:00 hours, Amsterdam time, on 16 March 2010, an extraordinary general meeting of Shareholders of Smit will be convened in Rotterdam, the Netherlands, at which meeting the Offer, among other matters, will be discussed in accordance with the provisions of Article 18, paragraph 1 of the Decree.

Reference is made to the Position Statement, providing further information to the Shareholders and the agenda for this extraordinary general meeting of Shareholders (including notes).

Extraordinary General Meeting Boskalis

At 10:30 hours, Amsterdam time, on 17 March 2010, an extraordinary general meeting of shareholders of Boskalis will be convened in Papendrecht, the Netherlands, at which meeting the Offer, among other matters, will be discussed and submitted for approval to the shareholders of Boskalis.

Works councils

The relevant and applicable employee consultation procedures have been completed. The works councils of both Boskalis and Smit have given a positive advice on all aspects of the transaction.

Committed Shares

Delta Lloyd Groep and Janivo Beleggingen, holding respectively approximately 10.4% and 5.9% of the Shares, have irrevocably undertaken to tender all their Shares under the terms and conditions of the Offer Memorandum. The irrevocable undertakings contain customary undertakings and conditions, including that Delta Lloyd Groep and Janivo Beleggingen will not tender their Shares in any recommended public offer made by a *bona fide* third party at a price which does not exceed the Offer Price by at least EUR 5.00 (five euro) per Share.

Owned shares

As at the date of the Offer Memorandum, Boskalis holds 4,915,671 Shares representing 26.8% of the Shares.

Offer Period

The Offer Period will commence at 09:00 hours, Amsterdam time, on 25 February 2010 and will expire on 26 March 2010 at 18:00 hours, Amsterdam time, unless the Offer Period is extended. Shares tendered on or prior to the Closing Date may not be withdrawn, subject to the right of withdrawal of any tender during any extension of the Offer Period in accordance with the provisions of Article 15, paragraph 3 of the Decree. In case of extension of the Offer Period, any Shares previously tendered and not withdrawn will remain subject to the Offer.

Acceptance by Shareholders

Shareholders who hold their Shares through an institution admitted to Euronext Amsterdam (an ***Admitted Institution***) are requested to make their acceptance known through their bank or stockbroker no later than 18:00 hours Amsterdam time on 26 March 2010, unless the Offer Period is extended. The custodian, bank or stockbroker may set an earlier deadline for communication by Shareholders in order to permit the custodian, bank or stockbroker to communicate its acceptances to the Exchange Agent in a timely manner.

The Admitted Institutions may tender Shares for acceptance only to the Exchange Agent and only in writing. In submitting the acceptance, the Admitted Institutions are required to declare that (i) they have the Tendered Shares in their administration, (ii) each Shareholder who accepts the Offer irrevocably represents and warrants that the Tendered Shares by it are being tendered in compliance with the restrictions set out in Sections 2 and 3 of the Offer Memorandum (Restrictions and Important Information) and (iii) they undertake to transfer these Shares to the Offeror prior to or ultimately on the Settlement Date, provided that the Offer has been declared unconditional (*gestand wordt gedaan*).

Declaring the Offer Unconditional *(gestanddoening)*

The Offer will be subject to the satisfaction of the offer conditions set out in Section 6.7 of the Offer Memorandum (the ***Offer Conditions***), including, but not limited to, the condition that on the Closing Date such number of Shares has been tendered that, upon the Offer being declared unconditional, the number of Shares that are directly or indirectly held by the Offeror represent at least 75% of the Shares. The Offer Conditions may be waived, to the extent permitted by law or by agreement, as set out in Section 6.7 of the Offer Memorandum.

No later than on the third (3rd) Business Day following the Closing Date, such date being the Acceptance Announcement Date, the Offeror will determine whether the Offer Conditions have been satisfied or are to be waived. In addition, the Offeror will announce on the Acceptance Announcement, whether (i) the Offer is declared unconditional, (ii) the Offer will be extended in accordance with Article 15 of the Decree or (iii) the Offer is terminated, as a result of the Offer Conditions not having been satisfied or waived, all in accordance with Article 16 of the Decree.

Extension

If and to the extent one or more of the Offer Conditions is not satisfied by 26 March 2010, the Offeror may, in accordance with Article 15 paragraph 1 and paragraph 2 of the Decree, extend the Offer Period for a minimum period of two (2) weeks and a maximum period of ten (10) weeks in order to have such Offer Conditions satisfied or waived. Extension of the Offer Period may occur once. In case of such extension all references in the Offer Memorandum to 18:00 hours Amsterdam time on 26 March 2010 shall, unless the context requires otherwise, be changed to the latest date and time to which the Offer Period has been so extended.

If the Offer Period is extended, so that the obligation pursuant to Article 16 of the Decree to announce whether the Offer is declared unconditional is postponed, a public announcement to that effect will be made ultimately on the third (3rd) Business Day following the Closing Date in accordance with the provisions of Article 15, paragraph 1 and paragraph 2 of the Decree.

During an extension of the Offer Period, any Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of each Shareholder to withdraw the Shares he or she has already tendered in accordance with Article 15, paragraph 3 of the Decree.

Post Closing Acceptance Period (*na-aanmeldingstermijn*)

In the event that the Offeror announces that the Offer is declared unconditional (*gestand wordt gedaan*), the Offeror may, at its discretion, in accordance with Article 17 of the Decree, within three (3) Business Days after declaring the Offer unconditional, publicly announce a Post Closing Acceptance Period (*na-aanmeldingstermijn*) to enable Shareholders who did not tender their Shares during the Offer Period to tender their Shares under the same terms and conditions as the Offer. Such Post Closing Acceptance Period shall commence on the first Business Day following the announcement of a Post Closing Acceptance Period for a period of no longer than two (2) weeks.

Settlement

In the event that the Offeror announces that the Offer is declared unconditional (*gestand wordt gedaan*), Shareholders who have tendered and delivered their Shares for acceptance pursuant to the Offer on or prior to the Closing Date will receive within five (5) Business Days following the Acceptance Announcement Date the Offer Price in respect of each Tendered Share (the ***Settlement*** and the day on which the Settlement occurs the ***Settlement Date***).

Liquidity and delisting

The purchase of Shares by the Offeror pursuant to the Offer, among other things, will reduce the number of Shareholders and the number of Shares that might otherwise trade publicly and may therefore adversely affect the liquidity and market value of the remaining Shares.

Should the Offer be declared unconditional (*gestanddoening*) it is intended that the Company's listing on Euronext Amsterdam will be terminated as soon as possible. Delisting may be achieved on the basis of 95% or more of the issued share capital of Smit having been acquired by the Offeror or on the basis of a legal merger. This would further adversely affect the liquidity of any Shares not tendered pursuant to the Offer.

Announcements

Any further announcements contemplated by the Offer will be issued by press release. Subject to any applicable requirements of the Merger Rules and without limiting the manner in which the Offeror may choose to make any public announcement, the Offeror will have no obligation to communicate any public announcement other than as described above.

Offer Memorandum, Position Statement and further information

This announcement contains selected, condensed information regarding the Offer and does not replace the Offer Memorandum and/or the Position Statement. The information in this announcement is not complete and additional information is contained in the Offer Memorandum and the Position Statement.

Terms not defined herein shall have the meaning as set out in the Offer Memorandum.

Shareholders are advised to review the Offer Memorandum and the Position Statement in detail and to seek independent advice where appropriate in order to reach a reasoned judgment in respect of the Offer and the content of the Offer Memorandum and the Position Statement.

Copies of the Offer Memorandum are available free of charge at the offices of the Offeror, Smit and Rabo Securities (the ***Exchange Agent***) and can be obtained by contacting Boskalis, Smit or the Exchange Agent at the addresses below. Copies op the Position Statement are available free of charge at the offices of Smit.

Boskalis Holding B.V.
Attn: Investor Relations
Rosmolenweg 20
3356 LK Papendrecht
The Netherlands

Smit Internationale N.V.
Waalhaven O.Z. 85
3087 BM Rotterdam
The Netherlands

Exchange Agent
Rabo Securities
Attn: ECM - Syndication
Amstelplein 1
1096 HA Amsterdam
The Netherlands

Copies of the Offer Memorandum are available on the websites of Smit (www.smit.com) and Boskalis (www.boskalis.com). The Smit and Boskalis websites do not constitute a part of, and are not incorporated by reference into, the Offer Memorandum or the Position Statement.

Copies of the Position Statement, the articles of association of Smit and the financial information of Smit relating to the annual financial statements (*jaarrekening*) for the financial year 2008, the financial year 2007 and the financial year 2006 as adopted by the general meeting of Shareholders, are available on the website of Smit. The audited annual results of Smit in respect of the full year 2009 will be published on the website of Smit on 4 March 2010.

Restrictions

The Offer is being made with due observance of such statements, conditions and restrictions as are included in the Offer Memorandum. The Offeror reserves the right to accept any tender under the Offer, which is made by or on behalf of a Shareholder, even if it has not been made in the manner set out in the Offer Memorandum.

The Offer is not being made, and the Shares will not be accepted for purchase from or on behalf of any Shareholder, in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities or other laws or regulations of such jurisdiction or would require any registration, approval or filing with any regulatory authority not expressly contemplated by the terms of the Offer Memorandum. Persons obtaining the Offer Memorandum are required to take due note and observe all such restrictions and obtain any necessary authorisations, approvals or consents (to the extent applicable). Outside of the Netherlands, no actions have been taken (nor will actions be taken) to make the Offer possible in any jurisdiction where such actions would be required. In addition, the Offer Memorandum has not been filed with nor recognised by the authorities of any jurisdiction other than the Netherlands. Neither the Offeror, nor Boskalis nor any of its advisers accepts any liability for any violation by any person of any such restriction. Any person (including, without limitation, custodians, nominees and trustees) who forwards or intends to forward the Offer Memorandum or any related document to any jurisdiction outside the Netherlands should carefully read Sections 2 and 3 of the Offer Memorandum (Restrictions and Important Information) before taking any action. The release, publication or distribution of the Offer Memorandum in jurisdictions other than the Netherlands may be restricted by law and therefore persons into whose possession the Offer Memorandum comes should inform themselves about and observe such restrictions. Any failure to comply with any such restrictions may constitute a violation of the law of any such jurisdiction.

United States, Canada, Australia and Japan

The Offer is not, directly or indirectly, being made in or into, or by use of the mailing systems of, or by any means or instrumentality (including, without limitation, electronic mail, post, telephone, facsimile, telex or electronic transmission) of interstate or foreign commerce of, or of any facility of a securities exchange of the United States of America Canada, Australia and Japan, and the Offer cannot be accepted by any such use, means, instrumentality or facility or from within the United States of America, Canada, Australia or Japan.

Accordingly, the Offer Memorandum and any related documents are not being and must not be mailed or otherwise distributed or sent in or into the United States of America Canada, Australia or Japan or to such persons in their capacity of custodians, trustees, or nominees holding shares for American, Canadian, Australian and Japanese persons. Persons receiving such documents (including, without limitation, custodians, nominees and trustees) must not distribute or send them into such jurisdictions and doing so will render invalid any relevant purported acceptance of the Offer.

Forward-looking statements

The Offer Memorandum includes forward-looking statements that involve risk and uncertainty. Generally, words such as may, will, expect, intend, estimate, anticipate, believe, plan, seek continue or similar expressions identify forward-looking statements. Although each of the Offeror, Boskalis and Smit, each with respect to the statements it has provided, believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, no assurance can be given that such statements will be fulfilled or prove to be correct, and no representations are made as to the future accuracy and completeness of such statements. Any such forward-looking statement must be considered together with the fact that actual events or results may vary materially from such forward-looking statements due to, among other things, political, economic or legal changes in the markets and environments in which the Offeror, Boskalis and/or Smit do business, competitive developments or risks inherent to the Offeror's, Boskalis or Smit's business plans and uncertainties, risk and volatility in financial markets and other factors affecting the Offeror, Boskalis and/or Smit.

The Offeror and Smit undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws and regulations or by any appropriate regulatory authority.

This is a joint press release by Royal Boskalis Westminster N.V., Boskalis Holding B.V. and Smit Internationale N.V., pursuant to the provisions of Section 10 paragraph 3 and Section 18 paragraph 3 of the Public Offers Decree (Besluit Openbare Biedingen Wft) in connection with the public offer by Boskalis Holding B.V. for all the issued and outstanding ordinary shares in the capital of Smit Internationale N.V. This announcement does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities in Smit Internationale N.V. Any offer will be made only by means of the Offer Memorandum. This announcement is not for release, publication or distribution, in whole or in part, in or into directly or indirectly the United States, Canada, Japan and Australia.

This press release is also published in Dutch; the English version will prevail over the Dutch version.

Profile:

Royal Boskalis Westminster N.V. *is a leading global services provider operating in the dredging, maritime infrastructure and maritime services sectors. Boskalis provides creative and innovative all-round solutions to infrastructural challenges in the maritime, coastal and delta regions of the world including the construction and maintenance of ports and waterways, land reclamation, coastal defense and riverbank protection. The company holds important home market positions in and outside of Europe and targets all market segments in the dredging industry. It also has positions in strategic partnerships in the Middle East (Archirodon) and in offshore services (Lamnalco). Boskalis has a versatile fleet of over 300 units and operates in over 50 countries across five continents. Including its share in partnerships, Boskalis has approximately 10,000 employees.*

SMIT *has a proud tradition of nearly 170 years of service in the maritime sector. The company has earned an excellent reputation by combining expertise and experience with high-quality materials and equipment in the nearly 50 locations around the world where SMIT is active. SMIT aims to provide its worldwide services in the main to shipping companies, producers in the oil and LNG industries, (offshore) construction companies, insurers, governments and shipyards. SMIT maintains the highest standards in respect of Safety, Health, the protection of the Environment and Quality.*

SMIT's services are organised into four Divisions:

- ***Harbour Towage****: harbour towage services and related maritime services.*
- ***Terminals****: towage services and related maritime and management services to offshore and onshore terminals.*
- ***Salvage****: salvage, wreck removal, environmental protection and consultancy.*
- ***Transport & Heavy Lift****: chartering, barge rental & transport, ocean, coastal and river towage, heavy lifting and marine support to a variety of civil and offshore projects and subsea services.*

For further information please contact:

Royal Boskalis Westminster N.V.
Martijn L.D. Schuttevâer
Director of Investor Relations & Corporate Communications
Telephone: +31 78 69 69 822 / +31 6 200 10 232
Telefax: +31 78 69 69 020
E-mail: m.l.schuttevaer@boskalis.nl

Smit Internationale N.V.
B. Vree
Chief Executive Officer
Telefoon: + 31 10 454 99 11
E-mail: b.vree@smit.com


SMIT

SMIT INTERNATIONALE N.V.

POSITION STATEMENT









regarding the recommended cash offer by Boskalis Holding B.V., an indirectly wholly-owned subsidiary of Royal Boskalis Westminster N.V., for all the issued and outstanding ordinary shares with a nominal value of EUR 2.30 each in the share capital of Smit Internationale N.V.

in accordance with article 18 paragraph 2 and Annex G of the Dutch Public Takeover Offers Decree (Besluit openbare biedingen Wft)

for the extraordinary general meeting of shareholders of Smit Internationale N.V. to be held on 16 March 2010 at 10:00 a.m. CET at Beurs-WTC Congress Center, Beursplein 37, Rotterdam, the Netherlands.

Dated 24 February 2010

CONTENTS

Dear Shareholder,

The general meeting of shareholders of Smit Internationale N.V. ("**Smit**") to be held on 16 March 2010 is an important event for Smit. During this meeting Smit will inform you about the recommended cash offer by Boskalis Holding B.V. (the "**Offeror**"), an indirectly wholly-owned subsidiary of Royal Boskalis Westminster N.V. ("**Boskalis**"), for all the issued and outstanding ordinary shares in the share capital of Smit (the "**Offer**").

On 12 November 2009, Smit and Boskalis jointly announced that they in principle had reached agreement on a full merger of the two companies, whereby all the activities of Smit will be continued in the combined company. On 25 January 2010 both companies announced that they had reached agreement on a Merger Protocol and that the shareholders of Smit would receive an interim dividend of EUR 2.75 over 2009 (the "**Interim Dividend**"). Both companies aim to effect this merger through a recommended public cash offer of EUR 60 (ex dividend) by Boskalis for all issued and outstanding shares in the share capital of Smit.

After having given it careful and extensive consideration, Smit's Management Board and, in majority, Supervisory Board support and recommend this transaction to its Shareholders. In this Position Statement, Smit would like to address the background of the proposed transaction as well as its financial and strategic merits.

1 BACKGROUND

In February 2008, Smit confirmed that it had received a formal expression of interest from Lamnalco Group (a joint venture between Boskalis and Rezayat) to acquire Smit's Terminals Division. Smit's Management Board and Supervisory Board (the "**Boards**") considered the sale not to be in the interest of the company and its stakeholders, and emphasised Smit's commitment to pursue its corporate strategy, of which the terminal activities formed an essential part. No further discussions between Smit and Boskalis took place in that period relating to a possible sale of the Terminals Division.

In September 2008, Boskalis invited Smit to enter into discussions about a public offer by Boskalis for Smit for EUR 62.50 per ordinary share. Boskalis indicated that it intended to split up Smit after completion of the public offer. Harbour Towage would be sold off to a third party, Terminals would be sold to Lamnalco in the Middle East and Salvage, Transport & Heavy Lift would be integrated with Boskalis. After careful consideration, both the Management Board and the Supervisory Board of Smit rejected the invitation as the proposed public offer and subsequent split-up was not in the interest of Smit and its stakeholders.

In the following months, the Management Board and the Supervisory Board of Smit were in contact with Boskalis and alternative interested parties, the Shareholders, joint venture partners, employees and other stakeholders to discuss the intended offer and split-up by Boskalis. At the same time Boskalis acquired a shareholding of more than 20% in Smit. During their discussions Smit and Boskalis looked into whether agreement could be reached on a transaction that would be in the interests of Smit and its stakeholders and would fairly reflect the value of Smit. The outcome of these discussions was that agreement could not be reached. On 4 December 2008, Boskalis announced that it would not pursue its intended offer for Smit, also in light of the financial crisis. Boskalis, however, remained a major shareholder of Smit and it continued to increase its shareholding in Smit.

Nearly one year later, in late October 2009, Boskalis approached Smit once again. Boskalis indicated that

it would be willing to make a public offer of EUR 60 per ordinary share in cash to effect a full merger of the two companies, whereby all the activities of Smit including Harbour Towage would be continued in the combined company, and Smit's strategy would be supported. Smit also received signals from several major Shareholders that they would be willing to sign irrevocable undertakings to support and accept an offer by Boskalis of EUR 60. On 11 November 2009, the Supervisory Board met to discuss this indicative proposal by Boskalis, during which meeting it gave its support to the strategic rationale of Boskalis's offer. Also on this date, Delta Lloyd Groep and Janivo Beleggingen, two large Shareholders of Smit, communicated that they would give irrevocable undertakings to support and accept the intended offer. A joint press release announcing the intended public offer was published on 12 November 2009. In view of the short time frame and the early nature of discussions, Smit's Boards indicated their support of the strategic rationale of the offer, but postponed their view on the indicative offer price of the intended offer to a later date.

In comparison Boskalis's previous two proposals, i.e. the proposed acquisition of the Terminals Division and the subsequent public offer for the company as a whole followed by a back-to-back transaction with a third party, the strategic rationale of a full merger between the two companies, including alignment of the strategy in relation to the joint terminals activities, has been important in the decision-making of Smit's Boards.

After 12 November 2009, Boskalis conducted a due diligence into Smit while Smit's Boards further analysed and evaluated the value of Smit, advised by RBS in this process. Smit has been in regular contact with Shareholders in relation to their views on the terms and conditions of the intended public offer. Smit took this input into account in its analysis of the value of Smit. The Boards and Boskalis subsequently entered into discussions after Boskalis had completed its due diligence and Smit had completed its valuation. On 24 January 2010, Boskalis and Smit signed a Merger Protocol with certain further arrangements in relation to the Offer. Boskalis and Smit also agreed on 24 January 2010 that Smit would pay a cash dividend of EUR 2.75 over the year 2009 to its Shareholders before Settlement of the Offer. As further outlined below, the Management Board and the majority of the Supervisory Board of Smit decided to recommend the Offer to its Shareholders on this basis.

2 THE BOARDS' RATIONALE

Before entering into detailed discussions with Boskalis, the Boards carefully considered various strategic scenarios for Smit's future, such as continuation of the stand alone strategy and potential alternative third party transactions. The Boards concluded that no alternative would be as attractive for Smit and its stakeholders as the transaction with Boskalis. In addition, the Boards considered both the non-financial and financial merits of the Offer as detailed below in Sections 2.1 (the Boards' non-financial assessment of the Offer) and 2.2 (the Boards' financial assessment of the Offer) of this Position Statement. In reaching their decision to support the Offer and to recommend that the Shareholders tender their Shares in the Offer, the Boards extensively consulted with Smit's financial and legal advisers, RBS and De Brauw Blackstone Westbroek.

2.1 THE BOARDS' NON-FINANCIAL ASSESSMENT OF THE OFFER

The Boards believe that the strategic and operational rationale of the proposed transaction is compelling and will provide benefits to Smit and its stakeholders. The Boards considered a number of significant non-financial factors and potential benefits and advantages associated with the Offer including, without limitation, that Boskalis subscribes the current business strategy of Smit and its four business divisions as defined and pursued by Smit's Boards. Boskalis and Smit have agreed to the principles set out below for a period of at least three years as of the Settlement Date.

(a) Name and Logo

Boskalis acknowledges that "Smit" is a strong brand name. Therefore, Boskalis will maintain Smit's brand name and logo for its activities. In public communications Smit will not add the wording "member of the Boskalis Group" to its brand name. Given its strong brand and reputation, Smit will continue to manage its own public relations independently.

(b) Headquarters

The current location of the corporate headquarters of Smit in Rotterdam will be maintained.

(c) Strategy

Boskalis supports the business strategy of Smit and will respect and support the published business plans of Smit's four business divisions. Boskalis will make available sufficient funds to grow the businesses of Smit in a manner that reflects Smit's business strategy, whereby Smit and Boskalis agree that growth opportunities are to be assessed taking into account realistic performance benchmarks and the availability of other business opportunities within the new combination.

(d) **Potential acquisitions**
Boskalis acknowledges that it is part of Smit's business strategy to achieve organic growth as well as to acquire other companies and that Smit has opportunities to make acquisitions. Boskalis will support these acquisitions to the extent that the defined strategic geographical areas, financial parameters and the strategic fit of the investments are in line with the goals and the financial situation of the new combination at group level. Boskalis recognises the strategic value of the projects presently under development. Boskalis may not require Smit to terminate those projects which are presently under development, taking into account the standard applicable financial ratios for comparable transactions.

(e) **Terminals**
Boskalis and Smit have strategically aligned their views on the combined business of Smit's Terminals Division and Lamnalco. The combination of these businesses is subject to further discussions with Boskalis' joint venture partner Rezayat Group.

(f) **Operational changes**
Boskalis and Smit have agreed principles for the integration of certain operations and staff functions.

(g) **Employment**
During the first 12 months after Settlement, Boskalis and Smit will jointly investigate in what manner (staff) departments can be integrated. The critical corporate staff departments will be integrated sooner. It is agreed that sufficient time will be devoted to this process. It is the starting point of Boskalis and Smit to avoid forced lay-offs and to redeploy "surplus employees" ("overcomplete medewerkers") within the new combination. Boskalis and Smit will clearly communicate this starting point to their stakeholders. The integration of (staff) departments and the restructuring of organisations is based on the principle of "best man on the job", thereby adhering to the principle of proportionality (afspiegelingsprincipe). The works councils and the trade unions will be involved and informed regarding this process in a pro-active manner.

The Boards also considered the fact that in order to ensure the compliance of the non-financial covenants, Boskalis agreed to procure that its supervisory and management boards amend their respective board regulations (reglement van de raad van commissarissen and bestuursreglement) providing for that for a minimum period of three years following the Settlement Date any Boskalis's management board decision that does not comply with said non-financial covenants require the written prior approval of Boskalis's supervisory board and any resolutions of Boskalis's supervisory board to approve the above decisions require unanimity.

Further, the Boards took into account that Boskalis agreed to appoint the CEO of Smit, Mr. B. Vree, to Boskalis's management board and agreed to appoint Mr. H.J. Hazewinkel, to Boskalis' supervisory board as per the Settlement Date.

In the negotiations resulting in the Merger Protocol between Boskalis and Smit on the recommended public offer, Smit identified certain core process points in order to be able to safeguard the interests of all its shareholders. The most relevant points are that Boskalis agreed with Smit that:

(i) Smit is permitted to respond to certain unsolicited and uninvited alternative written proposals by a bona fide third party and to investigate and enter into discussions or negotiations with such third party with respect to an alternative proposal.

(ii) Smit may terminate the Merger Protocol with Boskalis in the event that a bona fide third party makes an alternative proposal involving a (public) offer for all Shares or for substantially all of the Smit's business, a merger of Smit with a party or another proposal made by a bona fide third party that would involve a change of control of Smit, which is in the reasonable opinion of the Boards, a substantially better offer than the Offer (a "**Competing Offer**"), unless such substantially better offer is matched by Boskalis.

(iii) If a Competing Offer is declared unconditional, Smit shall pay to Boskalis a fixed amount which is equal to EUR 11,000,000 (eleven million euro) as compensation for damages, fees and costs. Such payment is to be made within ten (10) business days after the date that a Competing Offer will have been declared unconditional.

(iv) As long as Smit is listed on Euronext, Boskalis must procure that Smit complies with the Dutch corporate governance code or explain any deviation thereof.

(v) After the Settlement Date Boskalis will be able to appoint the members of the Supervisory Board of Smit, provided that two of the current members of the Supervisory Board Mr. H.C.P. Noten and Mr. R.R. Hendriks or, after their resignation, any other person that qualifies as independent director within the meaning of the Dutch Corporate Governance Code, shall continue to be on the Supervisory Board of Smit (the "**Independent Members**") until the later of (1) the termination of the listing of the Shares and (2) the date on which the Offeror issues a writ of summons for Squeeze-out proceedings as referred to in articles 2:359c and/or 2:92a of the Dutch Civil Code.

(vi) The Offeror may not declare the Offer unconditional, if the Shares tendered under the Offer, together with the Shares directly or indirectly held by the Offeror, represent less than 75% (seventy-five per cent) of Smit's issued share capital (geplaatst kapitaal), unless the Boards of Smit give the Offeror their prior written approval.

2.2 THE BOARDS' FINANCIAL ASSESSMENT OF THE OFFER

When comparing the Offer Price to Share price averages on 12 November 2009 (the day Boskalis announced the second intention to acquire 100% of the share capital of Smit), the Offer Price represents a:

- premium of 7.9% and, together with the Interim Dividend, a premium of 12.9% relative to the closing Share price on 11 November 2009;
- premium of 12.9% and, together with the Interim Dividend, a premium of 18.1% relative to the closing Share price average in the 3-month period up to and including 11 November 2009;
- premium of 23.0% and, together with the Interim Dividend, a premium of 28.6% relative to the closing Share price average in the 6-month period up to and including 11 November 2009;
- premium of 36.1% and, together with the Interim Dividend, a premium of 42.3% relative to the closing Share price average in the 12-month period up to and including 11 November 2009.

The Chart below shows the development of the price of the Share on Euronext Amsterdam in the period from 1 August 2008 to 18 February 2010.


Share price (EUR)
70
60
50
40
30
20
Volume ('000)
2,000
1,600
1,200
800
400
0
Aug-08
Oct-08
Dec-08
Feb-09
Apr-09
Jun-09
Aug-09
Oct-09
Dec-09
Feb-10
Smit - Volume ('000)
Smit share price (EUR)

Based on the Boards' experience and on advice obtained from Smit's financial adviser, the Boards believe that the Offer Price together with the Interim Dividend is fair to the Shareholders from a financial point of view. In addition to the foregoing, the Boards have also considered the following in their financial assessment:

1. The Fairness Opinion dated 24 January 2010 that RBS provided to Smit that, subject to the assumptions made, matters considered and limitations on the review undertaken in connection with such opinion, the Offer Price together with the Interim Dividend was, at that date, from a financial point of view, fair to the Shareholders.

2. Boskalis announced that it has available sufficient funds to finance the Offer on 15 December 2009.

The above elements, combined with the fact that Boskalis has secured irrevocable commitments to accept the announced offer at EUR 60 from Janivo Beleggingen which holds approximately 5.9 per cent of the Shares and from Delta Lloyd Groep which holds approximately 10.4 per cent of the Shares and that Boskalis holds approximately 26.8 percent of the Shares as it appears from either the filings made by Boskalis or information received from Boskalis directly, which accounts for approximately 43.1 percent of the Shares, make the Offer the best option for Smit, the Shareholders and its other stakeholders.

3 RECOMMENDATION BY SMIT'S SUPERVISORY BOARD AND MANAGEMENT BOARD

Throughout the process, the Boards have met on a frequent basis and discussed the progress of the process and any related key decisions.

The Boards have concluded that the Offer is in Smit's best interest. In reaching this decision, the Boards, have received extensive legal and financial advice and given due and careful consideration to the strategic, operational, financial and social aspects and consequences of the proposed transaction, and having considered other possible alternatives available to Smit (including a stand alone scenario and potential third party transactions), the Management Board and the majority of the Supervisory Board of Smit have reached the conclusion that the Offer is in the best interest of Smit.

The Management Board and the majority of the Supervisory Board of Smit are of the opinion that the price being offered per Share together with the Interim Dividend is fair to the Shareholders from a financial point of view. In this respect, reference is made to the Boards' financial assessment of the Offer, as included in Section 2.2 (the Boards' financial assessment of the Offer) of this Position Statement, and the Fairness Opinion rendered by RBS as included in Appendix 1 of this Position Statement.

With reference to the above, the Management Board and, in majority, the Supervisory Board of Smit support the Offer and recommend the Offer to the Shareholders for acceptance. Two of the five Supervisory Board members, Mr W. Cordia and Mr F.E.L. Dorhout Mees, voted against the recommendation and after careful consideration, Mr Cordia announced that he would resign on 25 January 2010 as member of the Supervisory Board of which he had been a member since 2004. Whilst Mr Cordia and Mr Dorhout Mees supported the non-financial aspects of the merger between Boskalis and Smit, they were unable to agree with the Offer price. Although Mr Cordia and Mr Dorhout Mees did not make other calculations than the Management Board or the Supervisory Board, they were unable to agree to the Offer Price, because they have a more positive outlook on the maritime sector and believe that the Offer Price is on the low end of an acceptable price range.

4 FINANCIALS

Reference is made to Sections 13 and 14 of the Offer Memorandum.

5 CENTRAL WORKS COUNCIL ADVICE

Positive advice was obtained from the Central Works Council of Smit on 4 February 2010. The Social Economic Council and the relevant trade unions have been notified of the Offer in accordance with the SER Merger Code.

6 OVERVIEW OF TRADING IN SMIT

None of the members of the Supervisory Board and the Management Board of Smit holds any shares, convertible bonds, publicly traded option rights in Smit or options granted by Smit and no transaction in respect thereof has taken place in the year 2009 and until the date of this Position Stateme

7 FURTHER INFORMATION

Copies of this Position Statement are available free of charge at the offices of Smit and can be obtained by contacting Smit at the addresses below.

Smit Internationale N.V.
Waalhaven O.Z. 85
3087 BM Rotterdam
The Netherlands

Digital copies of the Position Statement are also available on the website of Smit (www.Smit.com).

The agenda with notes for the extraordinary general meeting of shareholders of Smit to be held on 16 March 2010 is included in Appendix 2 of this Position Statement.

Supervisory Board

Mr. H.J. Hazewinkel (Chairman)
Mr. F.E.L. Dorhout Mees (Vice Chairman)
Mr. R.R. Hendriks
Mr. H.C.P. Noten

Management Board

Mr. B. Vree (CEO)

APPENDIX 1

RBS FAIRNESS OPINION

The Executive Board and Supervisory Board of
Smit Internationale N.V.
Waalhaven O.Z. 85
3087 BM Rotterdam
The Netherlands

24 January 2010

Dear Sirs,

We understand that Boskalis Holding B.V., a company incorporated under the laws of the Netherlands ("**Boskalis**" or the "**Offeror**"), is proposing to make a public offer (the "**Offer**") to acquire all the issued and outstanding ordinary shares, with a nominal value of Euro 2.30 per share, in the share capital of Smit Internationale N.V., a company incorporated under the laws of the Netherlands ("**Smit**" or the "**Company**") (each such ordinary share, a "**Share**" and each beneficial owner of a Share a "**Shareholder**").

Pursuant to the terms and conditions of the Offer as set out in the merger protocol dated 24 January 2010 (the "**Merger Protocol**"), Boskalis is proposing to offer Euro 60.00 ex dividend in cash per Share to the Shareholders (the "**Cash Offer**"). Before settlement of the Offer, the Shareholders will receive a dividend for the year 2009 of EUR 2.75 in cash per Share, together with the Cash Offer (the "**Consideration**").

The Executive Board (raad van bestuur) and Supervisory Board (raad van commissarissen) of the Company have asked for the opinion of ABN AMRO Bank N.V. ("**ABN AMRO**", hereafter referred to as "**RBS**") as to whether the Consideration is, in the context of the Offer and from a financial point of view, fair to the Shareholders.

For the purposes of providing our opinion, RBS has:

- Reviewed certain publicly available business and financial information relating to the Company, including the annual accounts for the three consecutive years ending 2006, 2007 and 2008 and the latest Q3 2009 results of the Company, and certain publicly available financial forecasts relating to the business and financial prospects of the Company prepared by certain research analysts;
- Reviewed certain internal financial latest estimates and forecasts in respect of the financial year ending 31 December 2009, and the years ending 31 December 2010, 31 December 2011 and 31 December 2012, relating to the Company, as prepared by senior management of the Company, and discussed such forecasts with the Executive Board of the Company;
- Reviewed information provided by the senior management of the Company with respect to the businesses and prospects of the Company;
- Reviewed the historical stock prices and trading volumes of the shares in the Company and the shares in the Offeror;
- Reviewed the financial terms of certain transactions we believe to be comparable to the Offer;
- Reviewed public information with respect to certain other companies we believe to be comparable to the Company;
- Reviewed those parts of the Merger Protocol and certain other related documents, which RBS deemed relevant for the purposes of providing this opinion; and
- Performed such other financial reviews and analysis, as we, in our absolute discretion, have deemed appropriate.

RBS has assumed and relied upon the truth, accuracy and completeness of the information, forecasts, data and financial terms provided to us or used by us, has assumed that the same are not misleading and does not assume or accept any liability or responsibility for any independent verification or checking of such information or any independent valuation or appraisal of any of the assets, operations or liabilities of the Company nor has RBS evaluated the solvency or fair value of the Company or the Offeror under any laws relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts, RBS has assumed that they have been reasonably prepared on bases reflecting the best available estimates and judgements of the management of the Company as to the future financial performance of the Company at that time, and that no event subsequent to this and undisclosed to RBS has had a material effect on them. RBS does not assume or accept liability or responsibility for (and expresses no view as to) such forecasts or the assumptions on which they are based. In preparing this opinion, RBS has received specific confirmation from senior management of the Company that the assumptions specified above are correct and no information has been withheld from

RBS that could have influenced the purport of this opinion or the assumptions on which it is based.

Furthermore, RBS's opinion is necessarily based on financial, economic, monetary, market and other conditions as in effect and reasonably capable of evaluation on, and the information made available to RBS or used by it up to, the date hereof. This opinion exclusively focuses on the fairness, from a financial point of view, of the Consideration offered to the Shareholders and does not address any other issues such as the underlying business decision to recommend the Offer or its commercial merits, which are matters solely for the Supervisory Board and the Executive Board of the Company. Subsequent developments in the aforementioned conditions may affect this opinion and the assumptions made in preparing this opinion and RBS is not obliged to update, revise or reaffirm this opinion if such conditions change.

In rendering this opinion, RBS has not provided legal, regulatory, tax, accounting or actuarial advice and accordingly RBS does not assume any responsibility or liability in respect thereof. Furthermore RBS has assumed that the Offer will be consummated on the terms and conditions as set out in the Merger Protocol, without any material changes to, or waiver of, its terms or conditions.

The engagement of RBS, this letter and the opinion expressed herein are solely for the benefit of the Company's Executive Board and Supervisory Board and this opinion is therefore only rendered to the Company's Executive Board and Supervisory Board in connection with their evaluation of the Offer. This opinion does not in any way constitute a recommendation by RBS to any Shareholders as to whether such holders should accept or reject the Offer or otherwise act in relation to the Offer.

RBS is acting as financial advisor to the Company, and will receive fees for its services, including the rendering of this opinion, a significant portion of which fees are contingent upon consummation of the Offer. RBS and its affiliates (i) maintain banking relationships with the Company and the Offeror (ii) may from time to time execute transactions, for their own account or for the accounts of customers, in the Shares or the shares of the Offeror. RBS may be a holder of Shares and provides financing facilities to Smit and to the Offeror. RBS may in the future provide certain banking, financial advisory or financing services to Smit or the Offeror, and execute transactions for our own account or for the accounts of our customers in the securities of Smit and/or the Offeror.

This letter may not be relied upon by, nor be disclosed to, in whole or in part, any third party for any purpose whatsoever. Notwithstanding the foregoing, this letter may, for information purposes only, be reproduced in full in the Position Statement to be issued to the Shareholders, subject to the right of RBS to review and approve the content of and any reference to this letter as set out in the Position Statement or any document of similar nature or purpose prior to such Position Statement or document being publicly disclosed.

This opinion is issued in the English language and reliance may only be placed on this opinion as issued in the English language. If any translations of this opinion are delivered they are provided only for ease of reference, have no legal effect and RBS makes no representation as to (and accepts no liability in respect of) the accuracy of any such translation.

This letter and RBS's obligations to the Executive Board and the Supervisory Board of the Company in connection herewith shall be governed by and construed in accordance with Dutch law and any claims or disputes arising out of, or in connection with, this letter shall be subject to the exclusive jurisdiction of the Dutch Courts.

Based upon and subject to the foregoing, RBS is of the opinion that, as at the date hereof, the Consideration is, from a financial point of view, fair to the Shareholders.

Yours sincerely,

ABN Amro Bank N.V.

APPENDIX 2

AGENDA WITH NOTES

for the extraordinary general meeting of shareholders of Smit Internationale N.V.

Shareholders and other parties entitled to attend the meeting are invited to attend the **Extraordinary General Meeting of Shareholders** to be held on 16 March 2010 at 10:00 hours a.m. CET (the "**Meeting**"), at Beurs-WTC Congress Center, Beursplein 37, Rotterdam.

AGENDA

1. Opening.

2. Presentation and discussion of the recommended cash offer (the "**Offer**") by Boskalis Holding B.V. (the "**Offeror**"), an indirectly wholly-owned subsidiary of Royal Boskalis Westminster N.V. ("**Boskalis**"), for all issued and outstanding ordinary shares in the share capital of Smit Internationale N.V. (the "**Company**") for a cash amount of EUR 60 ex dividend per issued and outstanding ordinary share (the "**Offer Price**"), pursuant to article 18 of the Public Takeover Offers Decree (Besluit openbare biedingen Wft) (the "**Takeover Decree**").

3. Other business.

4. Closing.

NOTES TO THE AGENDA[1]

Re: item 2 on the Agenda

On 24 February 2010, the Offeror made a recommended cash offer for all issued and outstanding ordinary shares in the share capital of the Company (the "**Shares**"). The offer memorandum (the "**Offer Memorandum**") was made available on 24 February 2010. The acceptance period under the Offer commences on 25 February 2010 and will expire on 26 March 2010, 18:00 hours CET, unless extended.

In addition to key items such as the Offer Price and the Interim Dividend, the acceptance period, conditions of settlement of the Offer by the Offeror and transfer of shares in the capital of the Company against payment of the Offer Price, the Offer Memorandum contains an explanation of the conditions and the structure of the Offer and other information with regard to the Offer and the parties involved in the Offer.

1 *The agenda with the notes are available for inspection at the office of the Company at Waalhaven O.Z. 85, in Rotterdam. These documents can also be found on the website: www.smit.com.*

Further, the Offer Memorandum contains the position of the Management Board and the Supervisory Board of Smit with respect to the Offer and information regarding the assets and liabilities and the results of the Company for the financial years 2006 through 2008 and certain financial information regarding the financial year 2009.
In accordance with article 18 of the Takeover Decree, the chairman of the Management Board and the chairman of the Supervisory Board of Smit will give an explanation of the Offer at the meeting, after which the Offer will be discussed.

The Management Board and the Supervisory Board of Smit (jointly the "**Boards**") have extensively considered the Offer and the Offer Price. Reference is made to the recommendation of the Boards as included in Section 3 of the Position Statement. The Management Board and, in majority, the Supervisory Board of Smit support the Offer and recommend the Offer to the Shareholders for acceptance.

Smit strongly recommends you to form your own opinion concerning the Offer and the consequences thereof for you personally on the basis of the Offer Memorandum, the Position Statement and, if so desired, independent advice.

RECORD DATE

The Management Board has determined that the parties entitled to vote and attend the Meeting will be those who are entered as such in a (sub-)register and who have been registered for the Meeting in the manner described below on 2 March 2010, after all changes as of that date have been processed (the "**Record Date**"). (Sub-)registers are the records of the institutions affiliated with the Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. (Dutch Central Securities Depository - "**Euroclear**") and the register of the Company.

REGISTERING FOR THE MEETING

Shareholders who wish to attend the Meeting or who wish to be represented at the Meeting are required to notify RBS no later than Tuesday 9 March 2010 at 17:30 CET through their bank or broker where their ordinary Shares are administered. The institutions affiliated with Euroclear must issue a statement to RBS no later than Tuesday 9 March 2010 at 17:30 CET, specifying the number of Shares held by the holder in question on the Record Date which are being designated for registration. After receipt of the registration for the Meeting, RBS will send them a registration receipt which serves as an attendance card for the Meeting. All holders of registered shares who are entered in the register of shareholders will receive an invitation

to the Meeting. To be admitted to the Meeting and to exercise the rights attached to registered shares, holders of registered shares must notify the Management Board of the Company in writing of their intention to do so no later than Tuesday 9 March 2010 at 5:30 p.m CET. The invitation to attend the Meeting serves as an attendance card for the Meeting.

PROXIES AND VOTING INSTRUCTIONS

A Shareholder who chooses to be represented at the Meeting in person can grant a proxy to a third party and give this party voting instructions to vote at the Meeting on this Shareholder's behalf. If a written proxy is used, the Shareholder must register his Shares in the manner described above. Proxy forms are available free of charge at the office of the Company, via the website www.smit.com and via RBS (telephone: +31 (0)20-464 3707) or e-mail: corporate.actions@rbs.com). The written proxy also comprising the voting instructions must have been received by RBS on Tuesday 9 March 2010 at the latest (c/o: Exchange Agency, Paccode MF2020, P.O. Box 3200, 4800 DE Breda). The proxy holder must submit the proof of registration and a copy of the proxy at the registration desk before the Meeting.

IDENTIFICATION

Parties entitled to attend the meeting are requested to provide proof of identity prior to being admitted to the Meeting; for this purpose they are requested to bring valid identification (passport or driving licence).